UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.1)

Under the Securities Exchange Act of 1934

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000002 per share

Class B Ordinary Shares, par value $0.000002 per share

(Title of Class of Securities)

25445D101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS DDL Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 54,543,800(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 54,543,800(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,543,800
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%*
(12)	TYPE OF REPORTING PERSON OO

(1)	Represents 54,543,800 Class B ordinary shares of Dingdong (Cayman) Limited (the “Issuer”) directly held by DDL Group Limited.
*

Calculation is based upon 354,341,528 issued and outstanding ordinary shares of the Issuer as of December 31, 2022, being the sum of (i) 299,797,728 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS 4DDL Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 10,009,238(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 10,009,238(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,009,238(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%*
(12)	TYPE OF REPORTING PERSON* OO

(1)	Represents 10,009,238 Class A ordinary shares of the Issuer directly held by 4DDLHolding Limited.
*

Calculation is based upon 354,341,528 issued and outstanding ordinary shares of the Issuer as of December 31, 2022, being the sum of (i) 299,797,728 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS EatBetter Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 27,472,550(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 27,472,550(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,472,550(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
(12)	TYPE OF REPORTING PERSON* OO

(1)	Represents 27,472,550 Class A ordinary shares of the Issuer directly held by EatBetter Holding Limited.
*

Calculation is based upon 354,341,528 issued and outstanding ordinary shares of the Issuer as of December 31, 2022, being the sum of (i) 299,797,728 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS Changlin Liang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 92,318,908(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 92,318,908(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,318,908(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.1%*
(12)	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 54,543,800 Class B ordinary shares of the Issuer directly held by DDL Group Limited that may be deemed to be beneficially owned by Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in the Issuer, (ii) 10,009,238 Class A ordinary shares of the Issuer directly held by 4DDL Holding Limited, that may be deemed to be beneficially owned by Changlin Liang, as the sole shareholder of 4DDL Holding Limited, (iii) 27,472,550 Class A ordinary shares of the Issuer directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin Liang who has the sole dispositive voting power over shares held by EatBetter Holding Limited, and (iv) 293,321 Class A Ordinary Shares directly held by Changlin Liang in the form of 195,547 ADSs.

*

Calculation is based upon 354,341,528 issued and outstanding ordinary shares of the Issuer as of December 31, 2022, being the sum of (i) 299,797,728 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Changlin Liang, thereby beneficially owns 81.2% of the aggregate voting power of the Issuer, as of December 31, 2022.

This Amendment No. 1 to Schedule 13G (the “Amendment”) relates to the Class A ordinary shares, par value US$0.000002 per share (“Class A Ordinary Shares”), and class B ordinary shares, par value US$0.000002 per share (“Class B Ordinary Shares”) of Dingdong (Cayman) Limited (the “Issuer”), and amends and supplements the Schedule 13G (the “Original 13G”, and as so amended and supplemented, the “Schedule 13G”) previously filed Reporting Persons therein with the Securities and Exchange Commission on February 14, 2022.

Except as specifically amended by this Amendment, items in the Original Schedule 13G are unchanged.

Item 2(a).	Name of Person Filing:

Item 2(s) is hereby amended and restated in its entirety as follows:

1.	DDL Group Limited, a British Virgin Islands business company limited by shares;

2.	4DDL Holding Limited, a British Virgin Islands limited liability company;

3.	EatBetter Holding Limited, a British Virgin Islands limited liability company; and

4.	Changlin Liang, a citizen of People’s Republic of China.

Each party listed above is collectively being referred to herein as the Reporting Persons.

Item 4.	Ownership:

Item 4 is hereby amended and restated in its entirety as follows:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are calculated based upon a total of 354,341,528 issued and outstanding ordinary shares of the Issuer as of December 31, 2022, being the sum of (i) 299,797,728 Class A Ordinary Shares and (ii) 54,543,800 Class B Ordinary Shares.

On June 2022, EatTogether Holding Limited (“EatTogether”), a British Virgin Islands company wholly owned by Changlin Liang transferred all Class A Ordinary Shares it then directly held to 4DDL Holding Limited (“4DDL Holding”), a company with limited liability incorporated under the laws of British Virgin Islands (“BVI”) which is wholly owned by Changlin Liang. Considering both EatTogether Holding and 4DDL Holding are controlled by Changlin Liang, such transfer was conducted between two entities under Changlin Liang’s common control. Upon completion of such transfer, EatTogether ceased to be the Issuer’s direct shareholder and 4DDL Holding became a direct shareholder of the Issuer.

In June 2022, to better reflect employees’ beneficiary interest in the Issuer, and streamline the shareholding structure, EatBetter Holding Limited (“EatBetter”) entered into instruments of transfer with each of Eat Gracefully Holding Limited (“Eat Gracefully”), a company with limited liability incorporated under the laws of BVI, and Glory Graze Holding Limited (“Glory Graze”), a company with limited liability incorporated under the laws of BVI, and transferred certain of its shares then holding to the two entities. Simultaneously, the shares in EatBetter held by Eat Gracefully and Glory Graze were repurchased by EatBetter at nil consideration, and Eat Gracefully and Glory Graze ceased to be the shareholders of EatBetter. Such transfer of shares was made for the sole purpose of streamlining the shareholding structure, and there were no sales of shares involved. Eat Gracefully is an entity controlled by Le Yu, the chief strategy officer of the Issuer, and Glory Graze is another ESOP platform of the Issuer.

Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

DDL Group Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

4DDL Holding Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

EatBetter Holding Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

Changlin Liang

By:	/s/ Changlin Liang